Exhibit (c)-(2)

HOULIHAN LOKEY

Project Oreo

DISCUSSION MATERIALS FOR THE SPECIAL COMMITTEE

DECEMBER 17, 2020
PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION

Table of Contents

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Since the Prior Materials dated November 17, 2020, the perpetual growth rate, financial projections provided by Company management and balance sheet information remain unchanged. The selected discount rate range in the Current Materials dated 12/17/2020 was increased to 18.00% - 21.00% from 17.00% - 21.00% used in the Prior Materials dated 11/17/2020 due to updated market data from 11/13/2020 to 12/15/2020. Changes to the Implied Per ADS Value Reference Range between the Prior Materials dated 11/17/2020 and Current Materials dated 12/17/2020 are primarily due to foreign exchange rate fluctuations between 11/13/2020 and 12/15/2020, the roll forward of the valuation date from 11/13/2020 to 12/15/2020 for purposes of the discounted cash flow analysis and the higher selected discount rate range. In the Current Materials dated 12/17/2020, the RMB / USD average exchange rate, calculated from 9/30/2020 – 12/15/2020, increased to 0.1505 compared to the RMB / USD average exchange rate of 0.1492 applied in the Prior Materials dated 11/17/2020, calculated from 9/30/2020 – 11/13/2020. 1. Computed as Current Materials dated 12/17/2020 less Prior Materials dated 11/17/2020. Source: Company management.

Ossen Innovation Co., Ltd. (NasdaqCM:OSN) (“Ossen” or the “Company”) is a publicly traded company incorporated in the British Virgin Islands with a market capitalization of $30.31 million that manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials predominately in China. The Company’s steel products are used in the construction of bridges, highways, and other infrastructure projects. On September 15, 2020, the Company’s board of directors (the “Board”) received a preliminary non-binding proposal letter from Pujiang International Group Limited (the “Buyer” or “Pujiang International”), a Cayman Islands company listed on the Hong Kong Stock Exchange, to acquire all of the outstanding ordinary shares of the Company that are not already held by the Buyer or its affiliates for a purchase price of $5.00 per ADS or $1.667 per ordinary share (each ADS represents three ordinary shares), in cash (the “Initial Proposal”). The Buyer currently owns approximately 65.9% of the Company’s outstanding ADS equivalents, and the Company’s Chairman, Dr. Liang Tang, has been the Chairman of the board of the directors of Pujiang International since December 2018. No other shareholder holds more than 1% of the Company’s outstanding shares. On September 22, 2020, the Company announced that its Board had formed a special committee (the “Special Committee”) consisting of two independent, disinterested directors to evaluate and consider the Initial Proposal. The Special Committee engaged DLP Piper as its international legal counsel. On October 2, 2020, Houlihan Lokey was engaged by the Special Committee to render a written opinion as to whether the consideration to be received by the unaffiliated shareholders of the Company pursuant to the Transaction is fair from a financial point of view. On December 11, 2020, the Company received a revised preliminary non-binding proposal from the Buyer to acquire all of the outstanding ordinary shares of the Company that are not already held by the Buyer or its affiliates for a purchase price of $5.10 per ADS or $1.70 per ordinary share (the “Transaction”). Source: Company management, public filings, Capital IQ. 1. As of 12/15/2020.

Executive Summary

Transaction Overview

Summary of Transaction Value

(USD and ADS in millions, except per ADS values)

Selected Transaction Information	
Per ADS Transaction Consideration	**$5.10**
ADS Equivalents Outstanding [1]	6.6
Implied Transaction Equity Value	**$33.6**
Proportionate Cash, Cash Equivalents & Restricted Cash as of 9/30/20 [2]	(8.4)
Proportionate Debt as of 9/30/20 [3]	56.4
Implied Proportionate Transaction Enterprise Value	**$81.6**
Implied Value of Non-Controlling Interest [4]	8.6
Implied Transaction Enterprise Value	**$90.2**

Implied Transaction Multiples		
Adjusted EBITDA	**Corresponding Base Amount [5]**	**Implied Multiple**
LTM Ended (6/30/2020)	$16.9	5.3x
CY 2020E	$16.3	5.5x
CY 2021E	$14.2	6.3x
CY 2022E	$15.7	5.7x

Implied Premiums to Historical Unaffected Closing ADS Trading Prices

(USD per ADS in actuals)

Unaffected Trading Period As of 9/15/2020 [6]	Average Closing / Closing ADS Price [7]	Implied Premium of Per ADS Transaction Consideration over Average Closing / Closing ADS Price
1-Day Closing	$3.68	38.6%
5-Day Average Closing	$3.60	41.6%
10-Day Average Closing	$3.38	50.9%
1-Month Average Closing	$3.34	52.8%
3-Month Average Closing	$3.25	56.8%
6-Month Average Closing	$2.65	92.4%
1-Year Average Closing	$2.95	72.9%
52-Week High Closing - 10/11/2019	$4.79	6.5%
52-Week Low Closing - 3/13/2020	$1.64	211.0%

1. Based on 19.8 million common shares outstanding and common share to ADS conversion ratio of 3-1. Per Company management, as of 12/15/2020, there are no outstanding options, restricted stock units or other dilutive securities.
2. Represents the Company's proportionate interest in cash, cash equivalents & restricted cash based on the entities at which cash amounts are held and the Company's respective ownership % in each entity. Converted from RMB to USD at an exchange exchange rate of 0.15 based on the average rate from 9/30/2020 to 12/15/2020.
3. Represents the Company's proportionate interest in total debt based on the entities at which the debt is held and the Company's respective ownership % in each entity. Includes one-year term loan from Pujiang International borrowed in May 2020 and certain bank acceptance notes. Converted from RMB to USD at an exchange rate of 0.15 based on the average exchange rate from 9/30/2020 to 12/15/2020.
4. Represents 9.5% (midpoint of 9.0% - 10.0%) of the implied enterprise value of the Company on a consolidated basis. The Company has two primary consolidated operating subsidiaries, and effectively owns 81.0% of Ossen Innovation Materials Co. Ltd., and 96.1% of Ossen (Jiujiang) Innovation Materials Co., Ltd. Per Company management, the Company's historical ownership in the earnings and cash flow of its subsidiaries was 90.0% - 91.0% and the Company expects its ownership in the consolidated cash flows to remain consistent in the forecast. As such, and at the direction of Company management, the value of the non-controlling interest is equal to 9.0% - 10.0% of the consolidated Company.
5. Per Company management.
6. Represents the last full trading day prior to announcement of the Initial Proposal.
7. Per Capital IQ.

Sources: Company management, public filings, Capital IQ.

PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION

HOULIHAN LOKEY | 6

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Implied Per ADS Value Reference Range (USD in actuals) Per ADS Transaction Consideration : $5.10 Discounted Cash Flow Analysis 0.00% – 1.00% Discount Rate: 18.0% – 21.0% $4.34$6.23 $2.00$3.00$4.00$5.00$6.00$7.00$8.00 . Note: Based on 6.6 million ADS equivalents outstanding, per Company management.

Implied Per ADS Value Reference Range (ADS outstanding and USD in millions, except per ADS values) Discounted Cash Flow Analysis Perpetual Growth Rate 0.00% --1.00% Discount Rate 18.0% --21.0% Implied Enterprise Value Reference Range $85.1 --$97.9 Implied Value Attributable to Non-Controlling Interest at 9.0% - 10.0% [1] (8.5) --(8.8) Implied Proportionate Enterprise Value Reference Range $76.6 --$89.1 Proportionate Cash, Cash Equivalents & Restricted Cash as of 9/30/2020 [2] 8.4 --8.4 Proportionate Total Debt as of 9/30/2020 [3] (56.4) --(56.4) Implied Total Equity Value Reference Range $28.6 --$41.1 ADS Equivalents Outstanding [4] 6.6 --6.6 Implied Per ADS Value Reference Range $4.34 --$6.23 1. The Company has two primary consolidated operating subsidiaries, and effectively owns 81.0% of Ossen Innovation Materials Co. Ltd., and 96.1% of Ossen (Jiujiang) Innovation Materials Co., Ltd. Per Company management, the Company’s historical ownership in the earnings and cash flow of its subsidiaries was 90.0% - 91.0% and the Company expects its ownership in the consolidated cash flows to remain consistent in the forecast. As such, and at the direction of Company management, the value of the non-controlling interest is equal to 9.0% - 10.0% of the consolidated Company. 2. Represents the Company’s proportionate interest in cash, cash equivalents & restricted cash based on the entities at which cash amounts are held and the Company’s respective ownership % in each entity. Converted from RMB to USD at an exchange rate of 0.15 based on the average exchange rate from 9/30/2020 to 12/15/2020. 3. Represents the Company’s proportionate interest in total debt based on the entities at which the debt is held and the Company’s respective ownership % in each entity. Includes one-year term loan from Pujiang International borrowed in May 2020 and certain bank acceptance notes. Converted from RMB to USD at an exchange rate of 0.15 based on the average exchange rate from 9/30/2020 to 12/15/2020. 4. Based on 19.8 million common shares outstanding and common share to ADS conversion ratio of 3-1. Per Company management, as of 12/15/2020, there are no outstanding options, restricted stock units or other dilutive securities.

(USD in millions) Fiscal Year Ended December 31, LTM Ended Fiscal Year Ending December 31, CAGR 2017 2018 2019 6/30/2020 2020E 2021E 2022E 2023E 2024E 2019 to 2024E Rare Earth Coated PC Wires and PC Strands $112.4 $103.4 $107.3 $97.7 $108.3 $108.3 $108.3 $108.3 $108.3 0.2% Zinc Coated PC Wires and PC Strands 12.0 26.8 26.1 25.5 28.2 30.9 33.6 36.3 39.1 8.5% Plain Surface PC Strands 6.0 4.8 2.8 3.1 2.8 2.8 2.8 2.8 2.9 0.4% Others 1.9 1.1 2.7 2.4 0.0 0.0 0.0 0.0 0.0 NMF Total Revenue $132.4 $136.1 $138.9 $128.7 $139.3 $142.0 $144.7 $147.5 $150.3 1.6% Growth % 2.8% 2.1% 0.3% 1.9% 1.9% 1.9% 1.9% Cost of Goods Sold (117.7) (115.6) (116.5) (106.2) (117.2) (121.0) (123.0) (125.0) (127.0) Gross Profit $14.7 $20.5 $22.4 $22.5 $22.1 $21.0 $21.7 $22.5 $23.3 Margin % 11.1% 15.1% 16.1% 17.5% 15.9% 14.8% 15.0% 15.3% 15.5% Selling Expenses (0.6) (0.3) (0.4) (0.4) (0.4) (0.4) (0.4) (0.4) (0.4) General & Administrative Expenses [1] (1.7) (1.9) (1.7) (1.6) (1.7) (3.5) (3.6) (3.7) (3.8) Research & Development Expenses (4.3) (3.3) (4.4) (4.1) (4.3) (4.5) (4.6) (4.7) (4.8) Depreciation & Amortization 0.8 0.6 0.6 0.6 0.7 1.7 2.6 2.6 2.6 Adjusted EBITDA $8.8 $15.6 $16.5 $16.9 $16.3 $14.2 $15.7 $16.4 $17.0 0.7% Margin % 6.7% 11.4% 11.8% 13.2% 11.7% 10.0% 10.9% 11.1% 11.3% Growth % 75.9% 5.7% -0.9% -12.8% 10.7% 4.0% 4.0% Depreciation & Amortization (0.8) (0.6) (0.6) (0.6) (0.7) (1.7) (2.6) (2.6) (2.6) Adjusted EBIT $8.1 $14.9 $15.8 $16.4 $15.6 $12.6 $13.1 $13.7 $14.4 -1.9% Margin % 6.1% 11.0% 11.4% 12.7% 11.2% 8.8% 9.1% 9.3% 9.6% Growth % 85.4% 6.1% -1.3% -19.7% 4.6% 4.6% 4.7% Additional Financial Information Capital Expenditures [2] $0.0 $0.1 $0.1 $0.1 $1.1 $18.8 $0.1 $0.1 $0.1 Net Working Capital $130.8 $135.2 $149.9 $153.0 $166.1 $154.9 $156.6 $158.3 $160.0 Change in Net Working Capital ($25.0) ($4.4) ($14.7) ($16.2) $11.1 ($1.7) ($1.7) ($1.7) Net Working Capital as of 9/30/2020: $189.93 1. General & Administrative Expenses primarily projected to increase in 2021 due to increase in Depreciation & Amortization and increased salary expenses associated with the new facility in Jiujiang. 2. Increase in Capital Expenditures in 2021 are related to the construction of a new facility in Jiujiang. 3. Converted from RMB to USD at an exchange rate of 0.15 based on the average exchange rate from 9/30/2020 to 12/15/2020.

Discounted Cash Flow Analysis (USD in millions) Projected Fiscal Year Ending December 31, T erminal Value 2020E [1] 2021E 2022E 2023E 2024E Assumptions Total Revenue $42.2 $142.0 $144.7 $147.5 $150.3 $150.3 Implied 2024E Adjusted EBIT DA T erminal Multiple [3] Growth % 1.9% 1.9% 1.9% 1.9% Discount Rate 0.00% 0.50% 1.00% 18.00% 4.5x 4.6x 4.8x Cost of Goods Sold (36.3) (121.0) (123.0) (125.0) (127.0) (124.5) 18.75% 4.3x 4.4x 4.6x Selling Expenses (0.1) (0.4) (0.4) (0.4) (0.4) (0.4) 19.50% 4.2x 4.3x 4.4x General & Administrative Expenses (0.5) (3.5) (3.6) (3.7) (3.8) (3.8) 20.25% 4.0x 4.1x 4.3x Research & Development Expenses (1.4) (4.5) (4.6) (4.7) (4.8) (4.8) 21.00% 3.9x 4.0x 4.1x Depreciation & Amortization 0.2 1.7 2.6 2.6 2.6 0.1 Adjusted EBIT DA $4.1 $14.2 $15.7 $16.4 $17.0 $17.0 Margin % 9.7% 10.0% 10.9% 11.1% 11.3% 11.3% Depreciation & Amortization (0.2) (1.7) (2.6) (2.6) (2.6) (0.1) Adjusted EBIT $3.9 $12.6 $13.1 $13.7 $14.4 $16.9 PV of T erminal Value as a % of Enterprise Value Taxes [2] (0.6) (1.9) (2.0) (2.1) (2.2) (2.5) Discount Rate 0.00% 0.50% 1.00% Unlevered Earnings $3.3 $10.7 $11.2 $11.7 $12.2 $14.4 18.00% 41.0% 41.8% 42.6% Depreciation & Amortization 0.2 1.7 2.6 2.6 2.6 0.1 18.75% 39.6% 40.4% 41.2% Capital Expenditures (0.6) (18.8) (0.1) (0.1) (0.1) (0.1) 19.50% 38.3% 39.1% 39.8% Change in Net Working Capital 23.8 11.1 (1.7) (1.7) (1.7) (1.7) 20.25% 37.1% 37.8% 38.5% Unlevered Free Cash Flow s $26.8 $4.7 $12.0 $12.5 $13.0 $12.6 21.00% 35.9% 36.6% 37.3% Present Value PV of T erminal Value Based PV of Depr. From of Cash Flow s on Perpetual Grow th Rate for New Facility [4] Implied Enterprise Value (2020 - 2024) 2024 Unlevered Free Cash Flow (2025 - 2031) Discount Rate 0.00% 0.50% 1.00% 0.00% 0.50% 1.00% 18.00% $55.6 $39.0 $40.3 $41.7 $0.6 $95.2 $96.5 $97.9 18.75% $55.2 $36.6 $37.8 $39.0 $0.5 $92.4 $93.6 $94.8 $32.4 $33.4 $34.4 $30.6 $31.5 $32.4 20.25% $54.5 21.00% $54.1 $0.5 $87.4 $88.4 $89.4 $0.5 $85.1 $86.0 $87.0 Note: Mid-year convention applied. Present values as of 12/15/2020. 1. Represents a 3.0 month stub period. Calculated based on 2020E forecast and year-to-date results as provided by Company management. 2. Tax at 15.0%, per Company management. 3. Implied from corresponding discount rate and perpetual growth rate applied to 2024 unlevered free cash flow. 4. Represents the present value of tax savings from depreciation associated with the new production facility from 2025 - 2031. Calculated based on 10 year useful life and 15.0% tax rate as provided by Company management.

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Trading Snapshot

Market Trading Overview

(USD and ADS in millions, except per ADS values and where otherwise noted)

Public Market Enterprise Value Derivation	Current ADS Price as of 12/15/2020	Unaffected ADS Price as of 9/15/2020
Closing ADS Price	$4.59	$3.68
ADS Equivalents Outstanding [1]	6.6	6.6
Market Value of Equity	**$30.3**	**$24.3**
Total Cash [2]	(11.9)	(11.9)
Total Debt [2]	37.2	37.2
Non-Controlling Interest [2]	15.4	15.4
Public Market Enterprise Value	**$71.0**	**$65.0**

Selected Trading Information [3]	Current as of 12/15/2020	Unaffected as of 9/15/2020
52-Week High Closing Price	$4.77	$4.79
52-Week Low Closing Price	$1.64	$1.64

Other Market Information [3]	Current as of 12/15/2020	Unaffected as of 9/15/2020
90-Day Average Daily Trading Value	$0.1	$0.4
% of Market Value of Equity	*0.44%*	*1.45%*
90-Day Average Daily Trading Volume (in thousands)	32.3	89.0
% of Total ADS Outstanding	*0.49%*	*1.35%*
% of Total Public Float	*1.44%*	*3.96%*
Total Public Float [4]	2.2	2.2
% of Total ADS Outstanding	*34.1%*	*34.1%*

Selected Implied Trading Multiples			
Enterprise Value / Adjusted EBITDA			
LTM Ended 6/30/20	$16.9	4.2x	3.8x

1. *Based on ADS count per public filings for the period ended 12/31/2019.*
2. *Per public filings' income statements and balance sheets as of 6/30/2020. Total Debt includes one-year term loan from Pujiang International, borrowed in May 2020.*
3. *Per Capital IQ as of 12/15/2020 and 9/15/2020, respectively.*
4. *Represents outstanding equivalent ADS excluding those held by Pujiang International.*

Source: Public filings, Capital IQ, Bloomberg.

PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION

HOULIHAN LOKEY | 14

Timeline and ADS Trading History Closing ADS Price (US $) $6.00 $5.00 $4.00 $3.00AC B $2.00 $1.00 $0.00 Unaffected Closing ADS Price = $3.681 D Daily Volume (MMs) 4.0 3.5 E3.0 2.5 2.0 1.5 1.0 0.5 0.0 Dec-18Feb-19Apr-19Jun-19Aug-19Oct-19Dec-19Feb-20Apr-20Jun-20Aug-20Oct-20 Event Date Comment C 8/27/2019 Reported 1H19 financial results with a YoY increase in EPS of 20.8% from the comparable period in the prior year. D 3/23/2020 Pre-announced full year 2019 results reporting a ~5% YoY increase in net income. E 9/16/2020 Announced receipt of a preliminary non-binding proposal from the Buyer to acquire all outstanding shares not already owned for $5.00 in cash per ADS. Volume (in millions)Closing Price Unaffected Closing ADS price as of 09/15/2020 1. Represents the unaffected closing ADS price as of 9/15/2020. Sources: Public information, Capital IQ as of 12/15/2020.

ADS Trading Activity Since Initial Proposal ADS Price Performance Since Initial Proposal (per ADS values in actuals, ADS in millions) ADS PriceDaily Volume (mm) $5.50 1.0 Transaction Price: $5.10 per ADS $5.00 $4.50 9/16/20 Initial Proposal announced at $5.00/ADS. ADS closed at $4.65/ADS 10/2/20 Announced appointment of independent financial advisor to the Special Committee. ADS closed at $4.43/ADS 0.8 0.6 0.4 $4.00 9/22/20 Announced formation of Special Committee. ADS closed at $4.25/ADS 0.2 $3.50 9/15/20209/29/202010/13/202010/27/202011/10/202011/24/202012/8/2020 0.0 Volume (in millions)Closing Price Source: Capital IQ as of 12/15/2020, public filings.

Selected ADS Trading Activity Prior to Initial Proposal (9/16/2020) Twelve Months Prior to Initial Proposal (9/16/2020)Nine Months Prior to Initial Proposal (9/16/2020) Volume (thousands) 5,000 4,500 4,000 3,500 3,000 2,500 Volume: 13.0 million VWAP1: $3.87 4,416 4,143 Volume (thousands) 4,000 3,500 3,000 2,500 2,000 Volume: 8.6 million VWAP1: $3.80 3,574 2,852 2,000 1,500 1,000 500 134 481 710 1,067 1,393 626 1,500 1,000 500 0 134 481571 387 587 0 0 $1.50 - $1.95 $1.95 - $2.40 $2.40 - $2.85 $2.85 - $3.30 $3.30 - $3.75 $3.75 - $4.20 $4.20 - $4.65 $4.65 - $5.10 $1.50 - $1.95 $1.95 - $2.40 $2.40 - $2.85 $2.85 - $3.30 $3.30 - $3.75 $3.75 - $4.20 $4.20 - $4.65 $4.65 - $5.10 % of Total 1.0% 3.7% 5.5% 34.0% 8.2% 10.7% 31.9% 4.8% % of Total1.6%5.6%6.6%41.6%4.5%6.8%33.2%0.0% Six Months Prior to Initial Proposal (9/16/2020)Three Months Prior to Initial Proposal (9/16/2020) Volume (thousands) 3,500 3,000 2,500 2,000 1,500 1,000 Volume: 7.8 million VWAP1: $3.90 3,135 421374 587 2,852 Volume (thousands) 3,500 3,000 2,500 2,000 1,500 1,000 Volume: 6.9 million VWAP1: $4.09 3,001 587 2,852 500 0 104 295 500 000 0 243 295 0 $1.50 - $1.95 $1.95 - $2.40 $2.40 - $2.85 $2.85 - $3.30 $3.30 - $3.75 $3.75 - $4.20 $4.20 - $4.65 $4.65 - $5.10 $1.50 - $1.95 $1.95 - $2.40 $2.40 - $2.85 $2.85 - $3.30 $3.30 - $3.75 $3.75 - $4.20 $4.20 - $4.65 $4.65 - $5.10 % of Total1.3%5.4%4.8%40.4%3.8%7.6%36.7%0.0% % of Total0.0%0.0%3.5%43.0%4.2%8.4%40.9%0.0% 1. Based on VWAP over specified period (last twelve months, last nine months, last six months or last three months). Reference to “Month” is based on Calendar months. VWAP in USD. Source: Bloomberg.

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Glossary of Terms DefinitionDescription Adjusted EBITEarnings Before Interest and Taxes, adjusted for certain other non-recurring items Adjusted EBITDAEarnings Before Interest, Taxes, Depreciation and Amortization, adjusted for certain other non-recurring items ADSAmerican Depository Shares CAGRCompound Annual Growth Rate CYCalendar Year EEstimated FYFiscal Year HHalf LTMLatest Twelve Months or the Most Recently Completed 12-Month Period for which Financial Information has been Made Public NMFNot Meaningful Figure QQuarter RMBChines Yuan (Renminbi) USDUnited States Dollar VWAPVolume-Weighted Average Price YoYYear Over Year YTDYear to Date

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This presentation, and any supplemental information (written or oral) or other documents provided in connection therewith (collectively, the “materials”), are provided solely for the information of the Special Committee (the “Committee”) of the Board of Directors (the “Board”) of Ossen Innovation Co., Ltd. (the “Company”) by Houlihan Lokey in connection with the Committee’s consideration of a potential transaction (the “Transaction”) involving the Company. This presentation is incomplete without reference to, and should be considered in conjunction with, any supplemental information provided by and discussions with Houlihan Lokey in connection therewith. Any defined terms used herein shall have the meanings set forth herein, even if such defined terms have been given different meanings elsewhere in the materials. The materials are for discussion purposes only. Houlihan Lokey expressly disclaims any and all liability, whether direct or indirect, in contract or tort or otherwise, to any person in connection with the materials. The materials were prepared for specific persons familiar with the business and affairs of the Company for use in a specific context and were not prepared with a view to public disclosure or to conform with any disclosure standards under any state, federal or international securities laws or other laws, rules or regulations, and none of the Committee, the Company or Houlihan Lokey takes any responsibility for the use of the materials by persons other than the Committee. The materials are provided on a confidential basis solely for the information of the Committee and may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to, in whole or in part, without Houlihan Lokey’s express prior written consent. Notwithstanding any other provision herein, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons without limitation of any kind, the tax treatment and tax structure of any transaction and all materials of any kind (including opinions or other tax analyses, if any) that are provided to the Company relating to such tax treatment and structure. However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws. For this purpose, the tax treatment of a transaction is the purported or claimed U.S. income or franchise tax treatment of the transaction and the tax structure of a transaction is any fact that may be relevant to understanding the purported or claimed U.S. income or franchise tax treatment of the transaction. If the Company plans to disclose information pursuant to the first sentence of this paragraph, the Company shall inform those to whom it discloses any such information that they may not rely upon such information for any purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey is not an expert on, and nothing contained in the materials should be construed as advice with regard to, legal, accounting, regulatory, insurance, tax or other specialist matters. Houlihan Lokey’s role in reviewing any information was limited solely to performing such a review as it deemed necessary to support its own advice and analysis and was not on behalf of the Committee. The materials necessarily are based on financial, economic, market and other conditions as in effect on, and the information available to Houlihan Lokey as of, the date of the materials. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to the effects of such volatility on the Transaction or the Company and this presentation does not address or purport to address any potential changes or developments in such markets or volatility. Furthermore, as you are aware, there is significant uncertainty as to the potential direct and indirect business, financial, economic and market implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”), and the Pandemic Effects could have a material impact on our analyses and this presentation. Although subsequent developments may affect the contents of the materials, Houlihan Lokey has not undertaken, and is under no obligation, to update, revise or reaffirm the materials, except as may be expressly contemplated by Houlihan Lokey’s engagement letter. The materials are not intended to provide the sole basis for evaluation of the Transaction and do not purport to contain all information that may be required. The materials do not address the underlying business decision of the Company or any other party to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party. The materials do not constitute any opinion, nor do the materials constitute a recommendation to the Board, the Committee, the Company, any security holder of the Company or any other party as to how to vote or act with respect to any matter relating to the Transaction or otherwise or whether to buy or sell any assets or securities of any company. Houlihan Lokey’s only opinion is the opinion, if any, that is actually delivered to the Committee. In preparing the materials Houlihan Lokey has acted as an independent contractor and nothing in the materials is intended to create or shall be construed as creating a fiduciary or other relationship between Houlihan Lokey and any party. The materials may not reflect information known to other professionals in other business areas of Houlihan Lokey and its affiliates.

The preparation of the materials was a complex process involving quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaption and application of these methods to the unique facts and circumstances presented and, therefore, is not readily susceptible to partial analysis or summary description. Furthermore, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, the analyses contained in the materials must be considered as a whole. Selecting portions of the analyses, analytic methods and factors without considering all analyses and factors could create a misleading or incomplete view. The materials reflect judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the participants in the Transaction. Any estimates of value contained in the materials are not necessarily indicative of actual value or predictive of future results or values, which may be significantly more or less favorable. Any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which any assets, businesses or securities may actually be sold. The materials do not constitute a valuation opinion or credit rating. The materials do not address the consideration to be paid or received in, the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise. Furthermore, the materials do not address the fairness of any portion or aspect of the Transaction to any party. In preparing the materials, Houlihan Lokey has not conducted any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company or any other party and has no obligation to evaluate the solvency of the Company or any other party under any law. All budgets, projections, estimates, financial analyses, reports and other information with respect to operations (including estimates of potential cost savings and expenses) reflected in the materials have been prepared by management of the relevant party or are derived from such budgets, projections, estimates, financial analyses, reports and other information or from other sources, which involve numerous and significant subjective determinations made by management of the relevant party and/or which such management has reviewed and found reasonable. The budgets, projections and estimates (including, without limitation, estimates of potential cost savings and synergies) contained in the materials may or may not be achieved and differences between projected results and those actually achieved may be material. Houlihan Lokey has relied upon representations made by management of the Company and other participants in the Transaction that such budgets, projections and estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management (or, with respect to information obtained from public sources, represent reasonable estimates), and Houlihan Lokey expresses no opinion with respect to such budgets, projections or estimates or the assumptions on which they are based. The scope of the financial analysis contained herein is based on discussions with the Company (including, without limitation, regarding the methodologies to be utilized), and Houlihan Lokey does not make any representation, express or implied, as to the sufficiency or adequacy of such financial analysis or the scope thereof for any particular purpose. Houlihan Lokey has assumed and relied upon the accuracy and completeness of the financial and other information provided to, discussed with or reviewed by it without (and without assuming responsibility for) independent verification of such information, makes no representation or warranty (express or implied) in respect of the accuracy or completeness of such information and has further relied upon the assurances of the Company and other participants in the Transaction that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, Houlihan Lokey has relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or any other participant in the Transaction since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to, discussed with or reviewed by Houlihan Lokey that would be material to its analyses, and that the final forms of any draft documents reviewed by Houlihan Lokey will not differ in any material respect from such draft documents. The materials are not an offer to sell or a solicitation of an indication of interest to purchase any security, option, commodity, future, loan or currency. The materials do not constitute a commitment by Houlihan Lokey or any of its affiliates to underwrite, subscribe for or place any securities, to extend or arrange credit, or to provide any other services. In the ordinary course of business, certain of Houlihan Lokey’s affiliates and employees, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, any Transaction counterparty, any other Transaction participant, any other financially interested party with respect to any transaction, other entities or parties that are mentioned in the materials, or any of the foregoing entities’ or parties’ respective affiliates, subsidiaries, investment funds, portfolio companies and representatives (collectively, the “Interested Parties”), or any currency or commodity that may be involved in the Transaction. Houlihan Lokey provides mergers and acquisitions, restructuring and other advisory and consulting services to clients, which may have in the past included, or may currently or in the future include, one or more Interested Parties, for which services Houlihan Lokey has received, and may receive, compensation. Although Houlihan Lokey in the course of such activities and relationships or otherwise may have acquired, or may in the future acquire, information about one or more Interested Parties or the Transaction, or that otherwise may be of interest to the Board, the Committee, or the Company, Houlihan Lokey shall have no obligation to, and may not be contractually permitted to, disclose such information, or the fact that Houlihan Lokey is in possession of such information, to the Board, the Committee, or the Company or to use such information on behalf of the Board, the Committee, or the Company. Houlihan Lokey’s personnel may make statements or provide advice that is contrary to information contained in the materials.

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